DCAP GROUP, INC.

                    (Amendments made to Amended and Restated
                    By-Laws effective as of January 5, 2005)

Paragraph 2 of Section 1 of Article III has been revised to read as follows:

     "In the event that, during any period beginning with the adjournment of a particular annual meeting of the stockholders of the corporation and ending with the commencement of the following annual meeting of the stockholders of the corporation, a director shall be absent from (due to his failure to be present in person or by conference telephone) seven (7) meetings of the board of directors of the corporation, then, effective with the missed seventh (7th) meeting, he shall thereupon be deemed to have resigned as a director unless the board of directors shall determine, in its sole discretion, that one or more of the absences was excusable. With regard to any such meeting of the board of directors held for the purpose of determining whether one or more absences was excusable (among possible other purposes), unless the chairman of the board or the president determines otherwise, the subject individual shall not be entitled to notice thereof and shall not be entitled to attend. In the event that the board of directors determines that an absence from a particular meeting or meetings was excusable, then, for purposes hereof only, the director shall be deemed to have attended the particular meeting(s). The provisions of this paragraph shall apply to meetings missed after November 24, 2004."

Section 9 of Article III has been revised to read as follows:

     "Section 9. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the board and such written consent is filed with the minutes of proceedings of the board."

Article III has been amended to include the following sections:

     "Section 12. Each committee may hold meetings, both regular and special, either within or without the State of Delaware.

     Section 13. Regular meetings of each committee may be held without notice at such time and at such place as shall from time to time be determined by such committee.

     Section 14. Special meetings of a committee may be called by the chairman of the committee on one (1) day's notice to each committee member, either personally, by overnight mail, by telegram, by e-mail, by telecopier or by telephone. For purposes hereof, one (1) day's notice shall be satisfied by the delivery of such notice as shall result in the committee member receiving notice by 5:00 p.m.,

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New York City time,  on the day  immediately  preceding  the date of the meeting
(provided that the time of the meeting is no earlier than 8:00 a.m., New York City time).

     Section 15. At all meetings of a committee, a majority of the committee members shall constitute a quorum for the transaction of business and the act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of the committee. If a quorum shall not be present at any meeting of a committee, the committee members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 16. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of a committee may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of such committee, and such written consent is filed with the minutes of proceedings of the committee."

     Section 12 of the By-Laws was renumbered as "Section 17".